SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission file Number 000-21574

(Check one)

☒ Form 10-K and Form 10-KSB   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q and Form 10-QSB   ☐ Form N-SAR

            For the period ended August 31, 2003

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

              For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I—REGISTRANT INFORMATION

Full name of Registrant:	Dynacq Healthcare, Inc.

Former name if applicable:	Dynacq International, Inc.

Address of principal executive office:	10304 Interstate 10 East, Suite 369

City, State and Zip Code:	Houston, Texas 77029

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Recently, the Division of Corporation Finance commented upon our 1934 Act filings. We are in the process of addressing the Commission’s comments. We request this extension in order to delay the filing of our Form 10-K until the completion of the review process, in order to incorporate the Commission’s comments into our filing.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Philip S. Chan	(713)	378-2000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ YES    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dynacq Healthcare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 2, 2003	By:	/s/ Philip S. Chan
Philip S. Chan, Chief Financial Officer